                                                            Phillip J. Kardis II
January 4, 2006
                                                            202.778.9401
                                                            Fax: 202.778.9100
                                                            pkardis @kling.com

Michael McTiernan
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 4561
Washington, DC  20549

      RE:  TMSF REIT, INC.
           REGISTRATION STATEMENT ON FORM S-4
           FILED SEPTEMBER 30, 2005
           FILE NO. 333-128762

Dear Mr. McTiernan:

      This letter sets forth the response of TMSF REIT, Inc. ("TMSF REIT") and TMSF Holdings, Inc. ("TMSF HOLDINGS ") to the comments contained in a letter from you dated December 22, 2005 (the "COMMENT LETTER"), regarding the above referenced registration statement (the "S-4").

      TMSF REIT and TMSF Holdings are filing today Amendment No. 2 to the S-4. This document has been revised to provide additional disclosure in response to the Comment Letter.

      Set forth below are TMSF REIT's and TMSF Holdings's point-by-point responses to the Comment Letter. All capitalized words used herein and not defined have the respective meanings ascribed to them in the S-4.

REGISTRATION STATEMENT ON FORM S-4

General

      1. We note your response to our prior comment number 3. Please provide paper copies of all supporting materials cited in your registration statement and highlight or otherwise indicate the portions of those materials that support your disclosure.

      RESPONSE

      We have provided copies of the supporting materials cited in the S-4 with the relevant portions highlighted or otherwise indicated to you under separate cover.

      BOSTON - DALLAS - HARRISBURG - LONDON - LOS ANGELES - MIAMI - NEWARK -
         NEW YORK - PALO ALTO - PITTSBURGH - SAN FRANCISCO - WASHINGTON

Michael McTiernan
January 4, 2006
Page 2

      2. We are currently reviewing your response to our prior comment number 4 and will contact you with further comments or questions when we have completed our review.

      RESPONSE

      We await any comments you may have on this issue.

Summary, page 1

      Reasons for the Reorganization and REIT Election, page 6

      3. We have reviewed your response to our prior comment number 19. Since it appears that your future revenues will be derived primarily from interest, rather than gains on sales, it is still not clear how the proposed reorganization and REIT election allow you to diversify your revenues. Please revise.

      RESPONSE

      The S-4 has been revised in response to this comment. See page 6.

      Summary Risk Factors, page 7

      4. Please define what you mean by "table fund" in the third bullet point on page 7.

      RESPONSE

      The S-4 has been revised in response to this comment by striking the reference to "table funding" as "table funding" is a subset of "purchasing" mortgage loans. See page 7.

      5. In the fourth bullet point under this heading please briefly enumerate the "additional risks" associated with the timing and receipt of revenues to which you refer.

      RESPONSE

      The S-4 has been revised in response to this comment. See page 7.

      6. Please revise the final bullet point under this heading to clarify that if you do not qualify as a REIT you will not be required to make distributions.

Michael McTiernan
January 4, 2006
Page 3

      RESPONSE

      The S-4 has been revised in response to this comment. See page 7.

      7. Please include a risk factor related to your proposed use of leverage, which specifically states that there is no limit on the leverage you may employ.

      RESPONSE

      The S-4 has been revised in response to this comment. See page 7.

      Restrictions on Transfer and Ownership of TMSF REIT Common Stock, page 11

      8. We note your response to comment 23. We may have further comment after we have reviewed the amended charter which has yet to be filed.

      RESPONSE

      The form of the amended and restated charter has been attached to the S-4 as Annex B. See page B-1.

      Application of California Law, page 13

      9. Please revise your disclosure further to briefly summarize the provisions Section 2115 of California General Corporation Law or, if you do not believe the application of California law is material, please remove the disclosure from the summary.

      RESPONSE

      The S-4 has been revised in response to this comment. See page 13.

Risk Factors, page 17

      Our governing documents ..... page 36

      10. Please revise your disclosure further to explain why each of the limitations listed could serve to delay, defer or prevent a change in control.

      RESPONSE

      The S-4 has been revised in response to this comment. See page 36.

Michael McTiernan
January 4, 2006
Page 4

      Our business could be harmed if courts rule that the OTS .... page 45

      11. We note your response to comment 51. Please advise us why you cannot quantify the amount of adjustable-rate mortgages made in New Jersey that are relevant to the litigation.

      RESPONSE

      TMSF REIT is not able to quantify the amount of TMSF REIT's business that could be subject to the type of litigation discussed because it cannot predict either where this type of litigation may be brought or the relevant amount of its business that will be conducted in any such jurisdictions. Neither TMSF Holdings nor TMSF REIT has made any loans in New Jersey, including any adjustable-rate mortgages, that are relevant to the litigation.

      Recent cases may limit our ability to foreclose on a defaulted loan in Florida if the loan is registered on the Mortgage Electronic Registration System, page 48

      12. Please quantify the amount of your current business represented by mortgages on properties in Florida that are registered on the MERs system.

      RESPONSE


      The S-4 has been revised in response to this comment. See page 47.


Reorganization, page 58

      Background, page 58

      13. Refer to the final carry-over paragraph at the bottom of page 58. It is not clear from your current disclosure why you choose not to pursue the issuance of subordinated debt after receiving term sheets from several investment banking firms. For example, although you state that you required capital beyond the range addressed in the term sheets, it is not clear why you did not pursue revised term sheets reflecting additional capital.

      RESPONSE


      The S-4 has been revised in response to this comment. See pages 56 and 57.


      14. We note your response to our prior comment number 57. Please confirm that the board did not receive any presentations or analyses prepared by third parties, other than the term sheets discussed in your disclosure, in connection with its consideration of the REIT conversion. Each and every report, opinion, consultation, proposal, or presentation, whether

Michael McTiernan
January 4, 2006
Page 5

written or oral, preliminary or final, received by the company or any affiliates from any third party and materially related to this offering constitutes a separate Item 1015 report that must be described in detail in the document. We note your disclosure on page 59 that "an investment banking firm . . . had suggested to management that the easiest way to raise a significant amount of capital was to convert to REIT status."

      RESPONSE


      TMSF Holdings, respectfully, submits that none of presentations or analyses prepared by third parties, including the publicly available information about REITs and market conditions prepared by the investment bank as disclosed in the S-4 on page 57, in connection with its consideration of the REIT conversion constitute a "report, opinion, or appraisal" as contemplated by Item 4(b) of Form S-4. During meetings with TMSF Holdings's board, the investment bank provided very general information about REITs that was primarily educational in nature. In this regard, the investment bank described the general market environment for public REIT companies and their securities, a broad overview of the REIT conversion process and the various historical market valuations accorded to other public REIT companies. TMSF Holdings believes that the information referenced in the S-4 was the sort of market or "pitch" material that investment banks routinely prepare to propose new ideas for companies that they do not then represent and that these presentations or analyses reached no conclusions. If the information and advice at issue here are treated as reports, opinions or appraisals, then it would seem that almost any advice and information given to a company by potential financial, legal, or other advisors could potentially be deemed a report, opinion or appraisal requiring disclosure under Item 1015. TMSF Holdings does not believe that this is a result the Commission intended when it adopted Item 4(b) of Form S-4 and Item 1015 of Regulation M-A.


      15. Please revise your disclosure in the second full paragraph on page 59 to describe in more detail the meeting you had with an investment banking firm in which you were advised that the easiest way to obtain capital was to convert to a REIT. In addition, please revise the immediately succeeding sentence to numerate the "other things" the board took into account at its April 8, 2005 meeting.

      RESPONSE


      The S-4 has been revised in response to this comment. See page 57.


      16. We note your statement in the first full paragraph on page 60 that the foregoing discussion does not include all of the information and factors considered by the board. Please revise your disclosure to reflect the requirement that you disclose all information and factors which were materially related to the board's decision regarding the REIT conversion.

      RESPONSE


      The S-4 has been revised in response to this comment. See page 58.


Interests of Directors and Executive Officers of TMSF Holdings in the Reorganization, page 63

      17. We note your new disclosure in response to our prior comment number
65. Please revise your description of Mr. Eshaghian's agreement to indicate the factors the board will consider in setting Mr. Eshaghian's bonus.

      RESPONSE


      The S-4 has been revised in response to this comment. See page 62.

Michael McTiernan
January 4, 2006
Page 6

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 72

Results of operations for the three months ended September 30, 2005 compared to the three months ended September 30, 2004, page 82

Costs of loan originations and sales of mortgages, page 83

      18. Refer to the first full paragraph on page 84. Please disclose the dollar amount of requests for repurchase that you had as of September 30, 2004.

      RESPONSE


      The S-4 has been revised in response to this comment. See page 80.


Where You Can Find More Information, page 199

      19. Please not that the address for our public reference room has changed to 100 F Street, N.E., Washington, D.C. 20549. Please revise as appropriate.

      RESPONSE


      The S-4 has been revised in response to this comment. See page 186.


Financial Statements

Note 5 - Warehouse lines of Credit, page F-13

      20. Please tell us how you evaluated the transactions under the Early Purchase Agreement in accordance with paragraphs 47-49 of SFAS 140 to determine that the transactions are considered sales of financial assets in accordance with paragraph 9(c). Additionally, tell us whether you have considered how your relationship with the transferee as the servicer of the notes could impact whether or not you maintain effective control. Refer to paragraph 33 of SFAS 140.

      RESPONSE

      Paragraph 9(c)(1) of SFAS 140, as a condition to the treatment of a transfer as a sale of a financial asset, provides that the transferor does not maintain effective control over the transferred assets through "an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity." Paragraphs 47-49 of SFAS 140 set forth

Michael McTiernan
January 4, 2006
Page 7

additional criteria as a guide to the implementation of Paragraph 9(c)(1), but the threshold question remains whether there is an "obligation" before any analysis under paragraphs 47-49 is undertaken. In the case of the sale of the mortgage loans by TMSF Holdings to Washington Mutual, TMSF Holdings is not both "entitled and obligated" to repurchase redeem the mortgage loans before their maturity. The Early Purchase Agreement allows Washington Mutual to put "Defective Mortgage Loans", which the Early Purchase Agreement defines as mortgage loans for which there is a breach of a representation or warranty made by TMSF Holdings with respect to such loans, or the mortgage loans were sold in a transaction in which TMSF Holdings breached a representation or warranty with respect to itself, or the mortgage loans are not subject to a Takeout Commitment or TMSF Holdings is in default of the Takeout Commitment, or the Takeout Investor fails to perform, back to TMSF Holdings. Until a mortgage loan becomes a Defective Mortgage Loan, Washington Mutual cannot put the loans back to TMSF Holdings and TMSF Holdings is not obligated to repurchase the mortgage loan and the transfer of the mortgage loan is treated as a sale under SFAS 140. This conditional nature of the put means TMSF Holdings does not maintain effective control over the mortgage loans within the meaning of paragraph 9(c)(1) of SFAS
140. Once a loan qualifies as a Defective Mortgage loan, Washington Mutual can, at its discretion, put the loan back to TMSF Holdings and TMSF Holdings then becomes obligated to repurchase the particular Defective Mortgage Loan.

      TMSF Holdings has considered its status as the servicer of the mortgage loans under the Early Purchase Agreement as well as its status as the transferor (as discussed above). Paragraph 9(c)(2) of SFAS 140, as a condition to the treatment of a transfer as a sale of a financial asset, provides that the transferor does not maintain effective control over the transferred assets through "the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call." Paragraphs 33 and 50-54 provide guidance on implementation of paragraph 9(c)(2) and have been reviewed by TMSF Holdings. The Early Purchase Agreement does not grant TMSF Holdings, in its capacity as servicer, any right to repurchase any mortgage loans and therefore the analysis of paragraph 9(c)(2) and paragraphs 33 and 50-54 does not change determination that the transfer of mortgage loans under the Early Purchase Agreement are sales under SFAS 140.

Part II.  Information Not Required in Prospectus

Tax Opinion

      21. We have reviewed the form of tax opinion submitted to us as Exhibit A. We do not understand the meaning of the fourth sentence in the final carry-over paragraph on the first page of the opinion, which begins "We have also relied upon representations that ..." Please revise to clarify this statement.

Michael McTiernan
January 4, 2006
Page 8

      RESPONSE

      The form of tax opinion has been revised in response to this comment. See Exhibit A to this letter.

Legal Opinion

      22. We have reviewed the counsel's legal opinion submitted to us as Exhibit B. We note counsel's statement in the second paragraph of the opinion that counsel has "made the assumptions that are customary in opinion letters of this kind." Please provide a revised form of opinion clearly setting out each assumption made by counsel in rendering its opinion, and eliminating this general statement.

      RESPONSE

      The form of legal opinion has been revised in response to this comment. See Exhibit B to this letter.

      If you any questions or comments, please call me at (202) 778-9401 at your earliest convenience.

                                             Very truly yours,

                                             Phillip J. Kardis II

cc:   Raymond Eshaghian
      Thomas J. Poletti, Esq.

                                    Exhibit A

                 Form of Exhibit 8.1 Opinion of McKee Nelson LLP

                                   [[ ]], 2006

TMSF Holdings, Inc.
TMSF REIT, Inc.
727 West Seventh Street, Suite 850
Los Angeles, CA 90017

      Re: Certain Federal Income Tax Matters

Ladies and Gentlemen:

This opinion is delivered to you in our capacity as counsel to TMSF Holdings, Inc., a Delaware corporation ("Holdings"), and TMSF REIT, Inc., a Maryland corporation ("TMSF REIT"), in connection with (i) a proposed transaction (the "Reorganization") in which TMSF REIT will acquire substantially all of the properties of Holdings solely in exchange for shares of TMSF REIT voting stock and TMSF REIT's assumption of liabilities of Holdings pursuant to an agreement (the "Asset Acquisition Agreement") dated as of January [[ ]], 2006 by and between TMSF REIT and Holdings, and (ii) the filing of the related information statement and prospectus (the "Information Statement/Prospectus") included as part of the Registration Statement on Form S-4 of TMSF REIT, as amended (the "Registration Statement"), initially filed on September 30, 2005 with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act"). This opinion relates to the tax treatment of the Reorganization under the Internal Revenue Code of 1986, as amended (the "Code"), TMSF REIT's qualification for federal income tax purposes as a real estate investment trust (a "REIT") under the Code, and to the accuracy of certain statements in the Information Statement/Prospectus.

In rendering this opinion, we have reviewed copies of the Articles of Amendment and Restatement of the Charter of TMSF REIT, the Asset Acquisition Agreement, the Information Statement/Prospectus, and such other records, certificates, and documents as we have deemed necessary or appropriate for purposes of rendering this opinion (collectively, the "Documents"). The opinions expressed in this letter are further based upon certain statements and representations as to factual matters concerning Holdings, TMSF REIT, and their subsidiary corporations contained in a letter dated as of the date hereof provided to us in connection with the preparation of this opinion (the "Officer's Certificate"). Where such factual representations in the Officer's Certificate involve terms defined in the Code, the regulations promulgated by the Department of Treasury (the "Regulations"), published rulings of the Internal Revenue Service (the "Service"), or other relevant authority, we have explained such terms to the representatives

[[     ]], 2006
Page 2

of Holdings and TMSF REIT and we are satisfied that they understand such terms and are capable of making such factual representations. We have also relied upon the information contained in the Information Statement/Prospectus concerning TMSF REIT's future organization, structure, ownership and operations, including but not limited to implementing the Reorganization and related transactions in accordance with the terms of the Asset Acquisition Agreement. After reasonable inquiry, nothing has come to our attention that causes us to question the reasonableness of relying on such representations and assumptions.

We have also assumed (i) the genuineness of all signatures, (ii) the authenticity of all documents submitted to us as originals, (iii) the conformity to the original documents of all documents submitted to us as copies, (iv) the authority and capacity of the individual or individuals who executed any such documents on behalf of any person, (v) the conformity to the final documents of all documents submitted to us as drafts, and (vi) the accuracy and completeness of all records made available to us.

The discussion and conclusions set forth below are based upon the Code, the Regulations, and existing administrative and judicial interpretations thereof, as in effect as of the date of this opinion.

Based upon and subject to the foregoing, as well as the limitations set forth below, we are of the opinion that:

      (i) the Reorganization will constitute a "reorganization" within the meaning of Section 368(a)(1)(C) of the Code;

      (ii) assuming that the actions contemplated in the Information Statement/Prospectus are completed, TMSF REIT will have been organized in conformity with the requirements for qualification as a REIT under the Code, and its proposed method of operation, as described in the Information Statement/Prospectus and as represented in the Officer's Certificate, will enable it to satisfy the requirements for qualification as a REIT beginning with its first taxable year ending after the Reorganization and for subsequent taxable years; and

      (iii) the statements in the Information Statement/Prospectus under the caption "Material Federal Income Tax Consequences" to the extent such information constitutes a matter of law, summaries of legal matters, or legal conclusions, have been reviewed by us and are accurate in all material respects as of the date of this opinion and accurately describes the federal income tax considerations that are likely to be material to a holder of TMSF REIT's common stock.

[[     ]], 2006
Page 3

We express no opinion other than the opinion expressly set forth herein. Furthermore, TMSF REIT's ability to qualify as a REIT will depend on its satisfying through its actual operations in each year for which REIT qualification is sought the applicable asset composition, source of income, shareholder diversification, organization, structure, distribution and other requirements of the Code necessary for qualification as a REIT. We will not review these operations on an ongoing basis, and no assurance can be given that the actual operations of TMSF REIT will meet these requirements or the representations made to us with respect thereto. Our opinions are not binding on the Service and the Service may disagree with the opinions contained herein. Except as specifically discussed above, the opinions expressed herein are based upon the law as it currently exists. Consequently, future changes in the law may cause the federal income tax treatment of the transactions described herein to be materially and adversely different from that described above.

This opinion is being provided to you in connection with the filing of the Registration Statement. Only you and your shareholders may rely on this opinion. Without our prior written consent, it may not be relied upon by any other person or entity or used for any other purpose. Notwithstanding any express or implied agreement, arrangement or understanding to the contrary, you (and any employee, representative or other agent of you) may disclose this opinion to any and all persons.

We consent to the reference to our firm under the caption "Material Federal Income Tax Consequences" in the Information Statement/Prospectus and to the reproduction and filing of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act, nor do we admit we are experts with respect to any part of the Registration Statement within the meaning of the term "expert" as used in the Securities Act.

                                     Very truly yours,

                                    Exhibit B

   Form of Exhibit 5.1 Opinion of Kirkpatrick & Lockhart Nicholson Graham LLP

January __, 2006

TMSF REIT, Inc.
727 West Seventh Street, Suite 850
Los Angeles CA 90017

      Re: Registration of Shares on Form S-4

Ladies and Gentlemen:

      We have acted as counsel for TMSF REIT, Inc., a Maryland corporation (the "Company"), in connection with a Registration Statement on Form S-4 and all amendments thereto (collectively, "Registration Statement") to be filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, for the registration of an aggregate of [____________] shares (the "Shares") of common stock, $0.01 par value per share. Capitalized terms used but not defined herein shall have the meanings given to them in the Registration Statement

      You have requested our opinion as to the matter set forth below in connection with the Registration Statement. For purposes of rendering that opinion, we have examined the Registration Statement, the Company's Articles of Incorporation, as amended, and Bylaws, as amended, and the corporate actions of the Company that provide for the adoption and subsequent amendments of the Registration Statement and we have made such other investigation as we have deemed appropriate. We have examined and relied upon certificates of public officials and, as to certain matters of fact that are material to our opinion, we have also relied on a certificate of an officer of the Company in rendering our opinion. We have further assumed the legal capacity of natural persons. We have not verified any of those assumptions.

      Our opinion set forth below is limited to the Maryland General Corporation Law, including the applicable provisions of the Maryland Constitution and reported judicial decisions interpreting those laws.

      Based upon and subject to the foregoing, it is our opinion that:

      1. The Company has been duly incorporated and is validly existing under the laws of the State of Maryland and is in good standing with the State Department of Assessments and Taxation of Maryland.

TMSF REIT, Inc.
January __, 2006
Page 2

      2. The Shares have been duly authorized for issuance by the Company and, when and if issued and delivered against payment therefor in accordance with the charter of the Company and the resolutions adopted by the Board of Directors of the Company, will be validly issued, fully paid and nonassessable.

      The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

      This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act or the rules and regulations thereunder.

                                        Yours truly,